Health Canada / Santé Canada

Licence No. - N° de licence

LICENCE

This licence is issued in accordance with the *Cannabis Act* and *Cannabis Regulations*

LICENCE

Cette licence est délivrée conformément à la *Loi sur le cannabis* et le *Règlement sur le cannabis*

Licence Holder / Titulaire de la licence :
Valens Agritech Ltd.

Licensed Site / Lieu autorisé :

The above-mentioned person is authorized to conduct, at the site specified on this licence, the activities listed below for the following licence classes and subclasses:

- Research

La personne susmentionnée est autorisée à effectuer, sur le site spécifié sur cette licence, les activités énumérées ci-dessous pour les catégories et les sous-catégories de licences suivantes:

- Recherche

Authorized activities / **Activités autorisées**

Activities	Activités
• to possess cannabis for the purpose of research	• aux fins de recherche, avoir du cannabis en sa possession

Conditions / **Conditions**

This licence is restricted, in addition to all other applicable conditions, in that all research conducted under this licence is based on the Research Protocols "Sensory evaluation of cannabis extract vapourizers", "Sensory evaluation of cannabis edible products" and "Palatability of Novel Cannabis Product" provided to Health Canada on May 15, 2020.	Cette licence est restreinte, en plus des autres conditions qui s'appliquent, du fait que toute la recherche effectuée sous cette licence est basée sur le protocole de recherche « Sensory evaluation of cannabis extract vapourizers», « Sensory evaluation of cannabis edible products » et « Palatability of Novel Cannabis Product » fournis à Santé Canada le 15 mai 2020.
With respect to research involving the administration or distribution of cannabis to human research subjects for assessments of taste, sight, smell or touch of cannabis, in addition to any other conditions listed in this licence, the researcher must meet the requirements set out in the document entitled Appendix: Additional conditions for licensed researchers administering or distributing cannabis to human research subjects.	En ce qui a trait aux recherches qui nécessitent l'administration ou la distribution de cannabis à des sujets de recherche humains à fins d'évaluation de goût, d'apparence, d'odeur ou de propriétés tactiles du cannabis, en plus de tout autres conditions indiquées sur la licence, le chercheur doit rencontrer les exigences énoncées dans le document intitulé Annexe: Conditions additionnelles pour des titulaires de licence de recherche qui administrent ou distribuent du cannabis à des sujets de recherche humains.
The researcher may only be in possession of cannabis if such possession is to use in accordance with the research protocols submitted.	Le chercheur peut posséder du cannabis seulement si la possession est pour une utilisation en conformité avec les protocoles de recherche soumis.
The maximum quantity of cannabis to be stored for the purpose of research at the address indicated on this licence, in relation to the research protocols cited above, is 10 kg of dry cannabis (or equivalent) at any given time.	La quantité maximale de cannabis pour des fins de recherche qui peut être entreposé au lieu à l'adresse indiquée sur cette licence, pour les protocoles de recherche mentionnés ci-dessus, est de 10 kg de cannabis séché en tout temps.
At the end of the research, all cannabis must be destroyed in accordance with s.43 of the Cannabis Regulations unless distributed in a manner authorized by the Cannabis Regulations.	À la fin de la recherche, tout cannabis doit être détruit en conformité avec l'article 43 du Règlement sur le cannabis à moins d'être distribué d'une manière autorisée par le Règlement sur le cannabis.

Effective date of the licence:

This licence is effective as of **July 10, 2020**

Expiry date of the licence:

This licence expires on **July 10, 2025**

Date d'entrée en vigueur de la licence:

Cette licence entre en vigueur à compter du **10 juillet 2020**

Date d'expiration de la licence:

La présente licence expire le **10 juillet 2025**

Authorized Official, Controlled Substances and Cannabis Branch

Officiel autorisé, Direction générale des substances contrôlées et du cannabis

Canada